SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

THE INTERCEPT GROUP, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

458 45L 107

(CUSIP Number)

January 4, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 458 45L 107 SCHEDULE 13G Page 2 of 9 Pages

1. Name of Reporting Person

    I.R.S. Identification No. of Above Person:

    SLMsoft.com Inc. ("SLM Ontario")

2. Check the Appropriate Box if a Member of a Group

    (a) [  ]

    (b) [ x ]

3. SEC Use Only

4. Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by SLM Ontario With:

5. Sole Voting Power: 625,833

6. Shared Voting Power: 242,237. SLM Ontario disclaims beneficial ownership of these shares.

7. Sole Dispositive Power: 609,682

8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by SLM Ontario: 868,070. SLM Ontario disclaims beneficial ownership of 242,237 of these shares, which are being held in escrow for the benefit of SLM Ontario as nominee for SLMsoft.com Inc., a Kansas corporation ("SLM KS"). SLM KS is a subsidiary of SLM Ontario.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

     [ ]

11. Percent of Class Represented by Amount in Row 9: 6.6%.

12. Type of Reporting Person: CO

CUSIP NO. 458 45L 107 SCHEDULE 13G Page 3 of 9 Pages

1. Name of Reporting Person

    I.R.S. Identification No. of Above Person:

    SLMsoft.com Inc. ("SLM KS")

2. Check the Appropriate Box if a Member of a Group

    (a) [ ]

    (b) [ x ]

3. SEC Use Only

4. Citizenship or Place of Organization: Kansas

Number of Shares Beneficially Owned by SLM KS With:

5. Sole Voting Power: 0

6. Shared Voting Power: 242,237

7. Sole Dispositive Power: 0

8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by SLM KS: 242,237

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

     [ ]

11. Percent of Class Represented by Amount in Row 9: 1.8%.

12. Type of Reporting Person: CO

CUSIP NO. 458 45L 107 SCHEDULE 13G Page 4 of 9 Pages

Item 1(a) Name of Issuer:

  The InterCept Group, Inc.

Item 1(b) Address of Issuer=s Principal Executive Offices:

  3150 Holcomb Bridge Road, Suite 200

  Norcross, Georgia 30071

Item 2(a) Names of Persons Filing:

  SLMsoft.com Inc., an Ontario corporation

  SLMsoft.com Inc., a Kansas corporation

Item 2(b) Address of Principal Business Office or, if none, Residence:

The principal business office of SLM Ontario is located at 1 Yorkdale Road, Suite 600, Toronto, Ontario M6A 3A1.

The principal business office of SLM KS is located at 15940 College Boulevard, Lenexa, Kansas 66219.

Item 2(c) Citizenship: SLM Ontario is a citizen of Canada.
                                 SLM KS is a citizen of the United States.

Item 2(d) Title of Class of Securities:

Common Stock of The InterCept Group, Inc.

Item 2(e) CUSIP Number:

458 45L 107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or Dealer registered under Section 15 of the Act;

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

          (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP NO. 458 45L 107 SCHEDULE 13G Page 5 of 9 Pages

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14)
                  of the Investment Company Act;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

Item 4. Ownership:

This Schedule 13G is being filed by SLM Ontario, an Ontario corporation, and SLM KS, a Kansas corporation that is the wholly owned subsidiary of SLM Ontario. The total number of shares that may be deemed to be beneficially owned by the filers of this statement is 868,070. Of those shares, SLM Ontario is the direct owner of 609,682 shares. SLM KS does not possess any voting or dispositive power over those shares. The other 258,388 shares (the "Escrowed Shares") are being held in escrow by First Union National Bank, as escrow agent. The Escrowed Shares have been issued on the issuer's records as follows: 16,151 shares to First Union National Bank as escrow agent for the benefit of SLM Ontario; and 242,237 shares to First Union National Bank as escrow agent for the benefit of SLM Ontario as nominee for the benefit of SLM KS. Neither SLM Ontario nor SLM KS has shared or sole dispositive power over the Escrowed Shares. SLM Ontario has sole voting power over 16,151 of the Escrowed Shares. Because SLM KS is the wholly owned subsidiary of SLM Ontario, SLM KS and SLM Ontario may be deemed to share voting power over 242,237 of the Escrowed Shares, but SLM Ontario disclaims beneficial ownership of such shares.

Therefore, SLM Ontario may be deemed to be the beneficial owner of The InterCept Group, Inc. Common Stock as follows:

(a) Amount Beneficially Owned: 868,070. SLM Ontario disclaims beneficial ownership of 242,237 of these shares, which are held in escrow for its benefit as nominee for the benefit of SLM KS.

(b) Percent of Class: 6.6%

(c) Number of shares as to which SLM Ontario has:

          (i) sole power to vote or to direct the vote: 625,833
          (ii) shared power to vote or to direct the vote: 242,237. SLM Ontario disclaims beneficial ownership of these shares.
          (iii) sole power to dispose or to direct the disposition of: 609,682
          (iv) shared power to dispose or to direct the disposition of: 0.

Moreover, SLM KS may be deemed to be the beneficial owner of The InterCept Group, Inc. Common Stock as follows:

          (a) Amount Beneficially Owned: 242,237.

          (b) Percent of Class: 1.8%

          (c) Number of shares as to which SLM KS has:

                     (i) sole power to vote or to direct the vote: 0
                     (ii) shared power to vote or to direct the vote: 242,237
                     (iii) sole power to dispose or to direct the disposition of: 0
                     (iv) shared power to dispose or to direct the disposition of: 0

CUSIP NO. 458 45L 107 SCHEDULE 13G Page 6 of 9 Pages

Item 5 Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

     As stated in Item 4, 258,388 shares of Common Stock are held in escrow. Of these shares, 16,151 are held for the benefit of SLM Ontario, and 242,237 are held for the benefit of SLM Ontario as nominee for the benefit of SLM KS.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     As stated above, SLM KS is a wholly owned subsidiary of SLM Ontario.

Item 8 Identification and Classification of Members of the Group:

See Exhibit A attached hereto.

     SLM Ontario and SLM KS are filing this Schedule 13G because they may be deemed to be members of a group pursuant to Rule 13d-5. SLM Ontario and SLM KS acquired the shares being reported at the closing of a transaction with The InterCept Group, Inc. (the "Transaction"). Pursuant to the Transaction, each of SLM Ontario and SLM KS sold certain assets to The InterCept Group, Inc. in exchange for, among other things, the issuance of the shares being reported herein.

Item 9 Notice of Dissolution of Group:

     Not Applicable.

Item 10 Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                         SLMsoft.com Inc., an Ontario corporation

Date: March 29, 2001         By: Dev Misir
                                        Name: Dev Misir
                                        Title: Executive Vice President and
                                        Chief Financial Officer

                                         SLMsoft.com Inc., a Kansas corporation

Date: March 29, 2001         By: Dev Misir
                                        Name: Dev Misir
                                        Title: Executive Vice President and
                                        Chief Financial Officer

CUSIP NO. 458 45L 107 SCHEDULE 13G Page 7 of 9 Pages

                              EXHIBIT INDEX

Exhibit           Document                                     Page No.

A                   Identification of Members of Group      8

B                   Joint Filing Agreement                       9

CUSIP NO. 458 45L 107 SCHEDULE 13G Page 8 of 9 Pages

                     EXHIBIT A

SLMsoft.com Inc., an Ontario corporation
1 Yorkdale Road, Suite 600
Toronto, Ontario M6A 3A1

SLMsoft.com Inc., a Kansas corporation
15940 College Boulevard
Lenexa, KS 66219

CUSIP NO. 458 45L 107 SCHEDULE 13G Page 9 of 9 Pages

                     EXHIBIT B

         JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock of The InterCept Group, Inc., a Georgia corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof, the undersigned hereby execute this Agreement this 28th day of March, 2001.

                                          SLMsoft.com Inc., an Ontario corporation

Date: March 29, 2001          By: Dev Misir
                                         Name: Dev Misir
                                         Title: Executive Vice President and
                                         Chief Financial Officer

                                          SLMsoft.com Inc., a Kansas corporation

Date: March 29, 2001          By: Dev Misir
                                         Name: Dev Misir
                                         Title: Executive Vice President and
                                         Chief Financial Officer